Greenberg Traurig, P.A.

401 E. Las Olas Blvd.

Suite 2000

Ft. Lauderdale, FL 33301

January 2, 2014

Era Anagnosti

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Platform Specialty Products Corporation

Registration Statement on Form S-4

File No. 333-192778

Dear Ms. Anagnosti:

On behalf of Platform Specialty Products Corporation (the “Company”) we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 23, 2013 (the “Comment Letter”). The Company has previously submitted to the Securities and Exchange Commission (the “Commission”), via EDGAR, its Registration Statement on Form S-4 (the “Registration Statement”). This letter, together with Amendment No. 1 to the Registration Statement on Form S-4 filed on the date hereof (as amended, the “Amendment”), sets forth the Company’s responses to the comments contained in the Comment Letter relating to the Registration Statement.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Amendment of the requested disclosure or revised disclosure. Where requested, supplemental information is provided or has been provided under separate cover directly to you.

Four clean copies of the Amendment, and four copies that are marked to show changes from the originally submitted Registration Statement, are enclosed for your convenience with three By-Hand copies of this letter. Page references in the Company’s responses are to pages in the marked copy of the Amendment.

Era Anagnosti

January 2, 2014

Prospectus Cover

1.	We note your response to comment 10 in our letter dated December 2, 2013; however, disclosure in the third paragraph has not been revised to indicate whether a plan participant may elect to receive (i) cash, (ii) stock, or (iii) a combination of both. Please advise and revise your disclosure to make it consistent with your page 79 disclosure and the provisions of the third “Whereas” clause in the Exchange Agreement.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that, assuming that the Company’s registration statement is declared effective prior to April 29, 2014, pursuant to the provisions of Section 3.1 of the Exchange Agreement, each individual Plan participant must choose to exchange their MacDermid stock for either all cash or all stock. However, since each Plan participant will make their choice on an individual basis, the acquisition by the Company of all of the MacDermid stock held by the Plan may involve the issuance of cash and/or stock. The Company has revised its disclosure on the cover page of the prospectus and pages 1 and 78 of the Amendment to make it clear that an individual Plan participant must choose to receive either all cash or all stock.

Information Regarding Forward-Looking Statements, page 28

2.	Please remove references to the safe harbor under the Private Securities Litigation Reform Act as it would not apply to you.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 27 of the Amendment in response to the Staff’s comment.

MacDermid Management’s Discussion and Analysis of …Operations, page 47

Global Economic and Industry Conditions, page 47

3.	We note your response to comment 31 in our letter dated December 2, 2013. As it appears that the statements included in the registration statement represent management’s beliefs, please revise your disclosure to reflect this fact.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 46 of the Amendment in response to the Staff’s comment.

Executive Compensation, page 98

4.	We note the revised footnote (4) disclosure stating that Mr. Leever was on occasion accompanied by family members when flying on business in the aircraft leased by MacDermid. As the amount of “All Other Compensation” for Mr. Leever has not changed, please confirm that the disclosure of this perquisite is being made in accordance with footnote 213 to the SEC Release No.33-8732A which states that “the amount attributed to perquisites and other personal benefits for federal income tax purposes is not the incremental cost for purposes of our disclosure rules unless, independently of the tax characterization, it constitutes such incremental cost.”

Era Anagnosti

January 2, 2014

The Company acknowledges the Staff’s comment. The Company confirms that the referenced disclosure is made in accordance with footnote 213 to SEC Release No. 33-8732A.

Related Party Transactions, page 105

Registration Rights Agreement, 106

5.	Please revise the disclosure to briefly describe who the “included” parties to this agreement are, identify Pershing Square Capital as one of your beneficial owners, and list the transactions pursuant to which Pershing acquired the shares covered by the registration rights agreement.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page 105 of the Amendment in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Domestication, page 127

Effect of Section 367, page 129

6.	We note your revised disclosure in response to comment 57 in our letter dated December 2, 2013. Please confirm that the analysis referred to in your disclosure will be part of the year-end audit.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the referenced E&P analysis is not part of the year-end audit, but rather will be subject to a separate engagement with an outside accounting firm. That analysis will be completed prior to April 15, 2014 so that the Company’s shareholders can be advised as to whether they must include in income, as a deemed dividend, any earnings and profits arising from the Merger. The Company will advise all shareholders of the results of the E&P analysis by mail and/or by posting the results on the Company’s website.

PFIC Considerations, page 132

7.	We note your response to comment 58 in our letter dated December 2, 2013; however, it is unclear why you would discuss tax concerns related to PFIC status if you believe that you “will not be a PFIC.” Please advise or revise your disclosure to either comply with our prior comment 58 or reconsider its relevance to the extent that these tax risks are not material to you.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure in the Amendment to delete the PFIC discussion in response to the Staff’s comment.

Era Anagnosti

January 2, 2014

10. Income Taxes, page F-49

8.	We note your response to comment 63 from our letter dated December 2, 2013. So that we may better understand how your income tax expense has been affected by the foreign jurisdictions in which you operate, please supplementally quantify for us the amount of pre-tax income (loss) generated in each foreign jurisdiction and the statutory tax rates for those jurisdictions for each period presented.

The Company acknowledges the Staff’s comment. Under separate confidential cover, the Company is supplementally providing the requested information.

20. Segment Information, page F-66

9.	We note your response to comment 67 from our letter dated December 2, 2013. Your revised disclosures on page F-68 indicate that you have two primary categories of products within the performance materials segment – industrial products and electronic products. Please tell us how these two primary categories differ from the three classes of products for this segment that you describe on page 85 (functional products, decorative products, and metallization products). If appropriate, please revise your filing to ensure consistency between these disclosures.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page F-68 of the Amendment in response to the Staff’s comment.

MacDermid, Incorporated and Subsidiaries Consolidated Financial Statements as of September 30, 2013

7. Equity Compensation Plans, page F-79

10.	You disclose on page F-82 that no compensation expense was recognized during the nine months ended September 30, 2013 related to the C shares since a change in control, liquidating event or initial public offering was not probable. Please help us understand the factors you considered in arriving at this conclusion. We note your subsequent event disclosure on page F-95 that in connection with the October 31, 2013 acquisition, the outstanding Class C shares vested and were paid on November 1, 2013.

The Company acknowledges the Staff’s comment. In arriving at its conclusion not to recognize compensation expenses during the nine months ended September 30, 2013 related to the C shares the Company considered that the C share awards included three tranches: the first tranche vested on January 29, 2013, the award date; the second and third tranche vested on the second and third anniversary of the award date, respectively. All C shares were subject to the satisfaction of performance conditions, in the form of a liquidating event, such as a sale of the Company or an initial public offering, and a market condition, in the form of the transaction value exceeding a prescribed amount. In addition, the C share awards provided the MacDermid Board of Directors with the

Era Anagnosti

January 2, 2014

discretion to revoke awards for employees whose employment was terminated prior to achievement of the performance and market conditions. Management concluded that it was probable that the Board of Directors would require employees who terminated service prior to achievement of the performance and market conditions to forfeit their C share awards, and therefore concluded that this constituted an additional service requirement.

The Company also considered the guidance in ASC 718-10-55-72, which states that, in the event a share based compensation award includes a service, market, or performance condition, share based compensation expense should be recognized only if it is probable that the performance or service condition will be satisfied. Furthermore, the Company considered the guidance in ASC 805-20-55-50 and 51, which states that liabilities triggered by a business combination should be recorded only when the business combination has been consummated. The Company believes this guidance is particularly relevant given its conclusion that the C share awards are liability awards due to the requirement that they be paid in cash.

Finally, the Company considered the guidance in ASC 855-10-25-3, which states that a business combination that occurs after the balance sheet date, but before the financial statements are issued, constitutes a nonrecognized subsequent event. Since the business combination occurred on October 31, 2013, and the September 30 financial statements were not issued until December 2013, the Company concluded that the business combination constituted a nonrecognized subsequent event.

If you have any questions, please feel free to contact either Donn Beloff at (954) 768-8283 or Kara MacCullough at (954) 768-8255.

Sincerely,

/s/ Kara L MacCullough

Kara L MacCullough

cc:	Daniel H. Leever

Frank Monteiro